

16013923

SEC
Mail Processing
Section

FEB 29 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Ste 800
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Meister (949) 640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Ctr, Suite 20	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Meister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Trading, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2/24/2016
Signature

Chief Financial Officer
Title

SEE Attached -
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2016, by
Date *Month* *Year*

(1) JEFF MEISTER

(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANNE MANSOUR
Commission # 2115355
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document X-17A-5

Title or Type of Document: Annual Audited Report Document Date: Feb 24, 2016

Number of Pages: 2 Signer(s) Other Than Named Above: ____

Green Street Trading, LLC

SEC ID 8-44110

Report Pursuant to Rule 17a-5 (d)

Statement of Financial Condition

December 31, 2015

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2015



Report of Independent Registered Public Accounting Firm

To Management of Green Street Trading, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Green Street Trading, LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 25, 2016

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 6,485,128
Receivable from clearing organization	196,714
Deposit with clearing organization	250,000
Accounts receivable	47,881
Property and equipment, net	93,787
Other assets	156,845
Total assets	$ 7,230,355

Liabilities and member's equity

Employee compensation and benefits payable	$ 1,177,945
Accounts payable and accrued expenses	381,433
Payable to related party	466,157
Income taxes payable	567,973
Total liabilities	2,593,508
Member's equity	4,636,847
Total liabilities and member's equity	$ 7,230,355

The accompanying notes are an integral part of this financial statement.

Green Street Trading, LLC
Notes to Financial Statement
December 31, 2015

1. ORGANIZATION AND BASIS OF PRESENTATION

Green Street Trading, LLC (the "Company") is a limited liability company formed in the State of California. The Company, formerly known as Green Street Advisors, Inc., was incorporated in the State of California on December 15, 1987. On July 11, 2014, the Company converted from a California corporation to a California limited liability company. On December 10, 2014, a reorganization of the Company took place and the Company was renamed Green Street Trading, LLC.

The Company is a wholly-owned subsidiary of Green Street Advisors, LLC (formerly known as Green Street Research, LLC) (the "Parent") and is affiliated through common ownership with Green Street Investors, LLC ("GSI") and Green Street Advisors UK, Ltd. ("GSA-UK"). Prior to the reorganization, the Company was a wholly-owned subsidiary of Green Street Holdings, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company focuses primarily on Real Estate Investment Trusts and other publicly traded real estate investments. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and (ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is claiming exemption from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivable from Clearing Broker

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts as all amounts are considered collectible.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements enhancing the function and/or useful life are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed using the straight-line method over useful lives of the related assets. The estimated useful lives for significant property and equipment categories are as follows:

Computer software	5 years
Office equipment	5-7 years

Revenue Recognition

The Company's sales and trading business generates revenue from equity securities' trading commissions paid by institutional investor customers. Commissions are recognized on a trade date basis.

Equity Based Compensation

Certain employees are issued equity awards by a parent company. Equity based compensation expense is measured at the grant date of the equity based awards that vest over set time periods based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards. As the equity awards are not equity of the Company, they are deemed contributions for the member.

In July 2015, a non-controlling interest holder in a parent company issued equity awards to certain employees of the Company. The equity awards are re-measured at fair value each year. Compensation expense is recognized over the vesting period at the fair value of the award each year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. RECEIVABLE FROM CLEARING ORGANIZATION

The Company had a brokerage agreement with JP Morgan through September 14, 2015. With respect to the period subsequent to September 14, 2015, the Company executed a broker agreement with Industrial and Commercial Bank of China financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the broker agreement, the Company introduces all of its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. As of December 31, 2015, the receivable from the Clearing Broker of $196,714 was pursuant to these clearance agreements.

4. DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2015, the Clearing Broker has custody of $250,000 of the Company's cash balance which serves as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2015, property and equipment consisted of the following:

Office equipment	$	123,356
Computer software		20,859
		144,215
Less: accumulated depreciation		(50,428)
	$	93,787

During the year ended December 31, 2015, depreciation expense was $10,594.

Green Street Trading, LLC
Notes to Financial Statement
December 31, 2015

6. INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by a parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. On July 11, 2014, the Company converted to a California limited liability company and elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision.

The Texas franchise tax is a privilege tax imposed on each taxable entity formed or organized in Texas or doing business in Texas. The tax base is the taxable entity's margin. Margin equals the lowest of three calculations: 1) total revenue less cost of goods sold, 2) total revenue less compensation or 3) total revenue multiplied by 70 percent. The franchise tax rate for 2015 is 0.75 percent.

The Company has recorded its allocable share of the New York City unincorporated business tax. The Company is responsible for payment of taxes to New York City for unincorporated business tax. The tax provision for the Company has been computed. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

The tax provision consists of the following:

Texas	$ 73,053
New York	16,515
California	3,300
	$ 92,868

In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2015, the Company has $391,190 of uncertain tax position liability and $68,059 of uncertain tax position interest and penalties which are related to tax positions taken in prior years. The liabilities are included in income tax payable on the accompanying statement of financial condition.

Tax years that remaining subject to examination by various tax jurisdictions are 2012-2015.

7. RELATED PARTY TRANSACTIONS

The Company, the Parent, and GSI share personnel, administrative expense, and office space. All costs incurred for such shared expenses are reimbursed quarterly in accordance with an administrative services agreement. Additionally, the Company is party to a research services agreement with the Parent where the Company purchases research materials in order to provide to its brokerage customers. At December 31, 2015 the amount payable to the Parent was $466,157.

The Company executed a research services agreement with the Parent on December 10, 2014. In accordance with the research services agreement, the Company is required to pay the Parent license fees amount to 50 percent of its gross revenue net of all direct trading expenses, including, but not limited to clearing, floor brokerage execution, algorithmic trading execution, client fix connections, exchange fees, and order management costs, but excluding employee compensation and benefit expenses. For the year-ended December 31, 2015, the Company incurred $8,701,817 in research services.

During the year ended December 31, 2015, the Company allocated certain revenue to GSA-UK totaling $160,363. Certain revenues were allocated to the Company from GSA-UK totaling $95,274. These revenues were allocated based on analysis of broker votes received from clients.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

8. EMPLOYEE PENSION PLAN

The Company maintains a 401(k) Plan (the "Plan") as a defined contribution retirement plan for all eligible employees. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the IRS. In 2014, the Company matched 100% of employee contributions up to a maximum of four percent of total compensation.

For the year ended December 31, 2015, the Company made matching contributions to the Plan in the amount of $65,479.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

Green Street Trading, LLC
Notes to Financial Statement
December 31, 2015

9. CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

10. ACCOUNTS PAYABLE AND ACCURED EXPENSES

The Company leases office space under non-cancelable lease agreements with third parties, which expire in 2016. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Deferred rent related to the straight-line basis of leases is $394 as of December 31, 2015 and is included in account payable and accrued expenses in the accompanying statement of financial condition.

For the year ending December 31, 2016, the minimum annual payment is $45,866.

Occupancy expense was $93,871 for the year ended December 31, 2015.

11. RECENTLY ISSUED ACCOUNTING PROUNCEMENTS

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which supersedes existing accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which delayed the effective date of ASU 2014-09 by one year. As a result, for public companies, ASU 2014-09 will be effective for interim and annual reporting periods beginning after December 15, 2017, and is to be applied either with a full retrospective or modified retrospective approach, with early application permitted. The Company is currently evaluating the impact the adoption will have on the financial statements.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $4,280,055 which was $4,030,055 in excess of its required net capital of $250,000 and the Company's ratio of aggregate indebtedness ($2,593,508) to net capital was 0.61 to 1, which is less than the 15 to 1 maximum allowed.

Green Street Trading, LLC

Exemption Report Pursuant to Rule 17a-5(d) 4

For the Period January 1, 2015 to December 31, 2015



Report of Independent Registered Public Accounting Firm

To Management of Green Street Trading, LLC:

We have reviewed Green Street Trading, LLC's assertions, included in the accompanying Green Street Trading, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the period June 10, 2015 to December 31, 2015 and 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2015 and (2) the Company stated that it met the exemption provision C.F.R. § 240.15c3-3(k)(2)(i) throughout the period June 10, 2015 to December 31, 2015 and the exemption provision C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the period June 10, 2015 to December 31, 2015 for 17 C.F.R. § 240.15c3-3(k)(2)(i) and throughout the year ended December 31, 2015 for 17 C.F.R. § 240.15c3-3(k)(2)(ii).

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
February 25, 2016

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Green Street Trading, LLC's Exemption Report

Green Street Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) for the period June 10, 2015 to December 31, 2015, and (2)(ii), for the most recent fiscal year ended December 31, 2015.

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period June 10, 2015 to December 31, 2015.

(3) The Company met the exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2015.

Green Street Trading, LLC

I, Jeff Meister, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.



By: __________
Title: CFO
2/25/2016

Green Street Trading, LLC

Report on the SIPC Annual

Assessment Pursuant to Rule 17a-5(e) 4

For the Year Ended December 31, 2015



Report of Independent Accountants

To the Management of Green Street Trading, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Green Street Trading, LLC for the year ended December 31, 2015, which were agreed to by Green Street Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Green Street Trading, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Green Street Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. The payment made with Form SIPC-6 on page 1, section 2B in the amount of $16,155 was agreed to the bank statement obtained from Jimmy Meek, Controller, dated July 22, 2015, wire transfer number 150722089889 with no differences noted.

    b. The payment made with Form SIPC-7 on page 1, section 2F as indicated was $21,953, whereas the amount per the wire transfer report obtained from Jimmy Meek, Controller, dated February 17, 2016, wire transfer number 160217000156, indicated an amount of $27,254, noting a difference of $5,401.

2. Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $19,334,246 reported on page 2, item 2a of Form SIPC- 7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $1,929,825 to the amount reported on the line "Floor brokerage, exchange, and clearance fees" per the Statement of Income for the year ended December 31, 2015, of the audited Form X-17A-5, with no differences noted.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111
(415) 498-5000 / Fax(415) 498-7100



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $17,404,421 and $43,511, respectively, of the Form SIPC-7, with no differences noted.

   b. Agreed the deduction amount for "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" listed on page 2 line 2c(3) of $1,929,825 (as described in 3a) to the general ledger account 'Trading expenses', noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Green Street Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016

Green Street Trading, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015

		Amount
Total assessment	$	43,511
SIPC-6 general assessment		
Payment made on July 22, 2015		(16,155)
Prior overpayment applied to SIPC-6		(5,403)
SIPC-7 general assessment		
Payment made on February 17, 2016		(27,354)
Total assessment balance (overpayment carried forward)	$	(5,401)